December 17, 2010

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. H. Roger Schwall

Re:	Brigus Gold Corp.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 17, 2010
Forms 10-Q for the Fiscal Quarter Ended March 31, 2010
and June 30, 2010
Filed May 10, 2010 and August 16, 2010
File No. 1-31539

Dear Mr. Schwall:

This letter sets forth the responses of Brigus Gold Corp. (“Brigus” or “we”) to the comments contained in the staff’s comment letter dated December 3, 2010 (the “Comment Letter”) with respect to the above-referenced filings.  For the convenience of the staff’s review, we have set forth the comments contained in the Comment Letter along with our responses.

1.
We note that your Chairman and Chief Executive Officer Wade K. Dawe and Executive Vice President and Secretary Brian MacEachen are also associated with Linear Metals Corp., a company similarly involved in base metal exploration that Linear Gold spun-off to shareholders in July of 2006. Specifically, Mr. Dawe is Linear Metals Chairman, and Mr. MacEachen is Linear Metals President and Chief Executive Officer. Please explain the continued connection, if any, between Linear Metals and the former Linear Gold Corp., including overlapping management. Please also address any conflict that exists as a result of your executive officers’ divergent duties to their respective corporate employers, such as the time devoted to each company, or any conflict of opportunity.

As noted in your Comment Letter, Linear Metals Corp. (“Linear Metals”) was spun-out from Linear Gold Corp. (“Linear Gold”) in 2006.  Since the date of the spin-out, Mr. MacEachen and Mr. Dawe have continued to serve in various executive roles with Linear Metals including Mr. MacEachen’s current role of President and Chief Executive Officer and Mr. Dawe’s role of Chairman.  Mr. MacEachen currently devotes less than 15% of his time to Linear Metals and Mr. Dawe less than 5% of his time.

5565 S. Yosemite Street, Suite 200, Greenwood Village, Colorado 80111 T 720.886.9656  F 720.482.0957 brigusgold.com

Prior to Apollo Gold Corporation’s acquisition of Linear Gold to form Brigus Gold Corp., certain members of Linear Gold’s administrative staff provided accounting and administrative services to Linear Metals and these services continue to be provided by Brigus.  Brigus provides these services to Linear Metals pursuant to a management services agreement which was negotiated and is based on an analysis and review of the actual salaries and time spent by Brigus’ staff providing services to Linear Metals based on the monthly salaries adjusted as appropriate.

We do not believe that there is any conflict in the executive officers’ divergent duties or any conflict of opportunity.  The executive officers’ roles with Brigus and Linear Metals have been fully disclosed to each company’s respective board (including Brigus’ audit committee) and publicly disclosed to the market.  Each executive officer’s primary roles are with Brigus.  Brigus and Linear Metals are pursuing divergent strategies and growth opportunities.  Brigus’ current strategy is focused on its advanced gold properties including expanding production at its Ontario-based Black Fox Gold Mine while continuing to advance its Saskatchewan-based Goldfields Project towards development. Brigus’ current strategy actually includes divesting or finding partners for non-core assets as it focuses on its advanced projects.  Linear Metals on the other hand is a junior exploration company pursuing early stage exploration projects that would not fit within the current Brigus strategy.  The two company’s divergent strategies preclude any conflict in the roles of the executive officers.

2.
We note your statements regarding the current revision of your geologic model for the Black Fox mineral deposit, the review of your 2009 reserve update, and your presentation of the previous 2008 reserve statement along with your 2009 production. Please present your complete ore production, which would include the tonnage and grade of the ore processed by your mill, material placed in your stockpiles, and the material shipped to the custom mills. We also note slight discrepancies with your reported mill throughput as presented on pages 15 and 42 when compared to that on pages 44 and 69. In addition your total tonnage mined differs on pages 44 and 69, and the estimate of the custom mill grade and/or recovery may need revision. Please review and correct these items in your filing.

As a preliminary matter, we note that your Comment Letter references pages 15, 42, 44 and 69 of our Form 10-K for the Fiscal Year Ended December 31, 2009 (the “2009 10K”)whereas we assume you intended to reference pages 16, 42, 44 and 60.  Our comments below are based on that assumption.

As per your Comment Letter, we note that the following paragraphs should be modified as follows:

•
The ore production paragraph on pages 16 and 42 of the 2009 10K should read: “The estimated reserves were reduced by mining 630,500 tonnes of ore from the open pit of which (i) 422,000 tonnes were processed at the Black Fox mill at a grade of 3.7 grams per tonne (“gpt”), producing 46,621 ounces of gold (at a recovery of 93%), (ii) 109,000 tonnes of ore grading 1.67 gpt were processed at the nearby Holt Mill owned by St. Andrew Goldfields, producing 5,531 ounces of gold (at a recovery of 94.7%) and (iii) the remaining 112,000 tonnes of ore were placed as a stockpile at the Black Fox mine grading approximately 1.82 gpt gold.”

5565 S. Yosemite Street, Suite 200, Greenwood Village, Colorado 80111 T 720.886.9656  F 720.482.0957 brigusgold.com

•
The first paragraph on page 44 of the 2009 10K under the heading of “Production” should read:  “For the year ending December 31, 2009 the open pit produced 4,227,000 tonnes of waste and 642,000 tonnes of ore for a total mined material of 4,869,000 tonnes and a strip ratio of 6.58:1.”

•
The first paragraph on page 60 of the 2009 10K under the heading of “Black Fox” should read:  “During 2009, we mined 4,869,000 tonnes of material of which 642,000 tonnes was gold ore.  The Black Fox mill processed 422,000 tonnes of ore (1,730 tonnes per day), at a grade of 3.70 grams of gold per tonne, achieving a recovery rate of 93%, for total gold production of 46,621 ounces.  We custom milled an additional 109,000 tonnes of lower grade ore, at a grade of 1.67 grams of gold per tonne at a recovery rate of 93% for additional gold production of 5,531 gold ounces.  Therefore, total gold produced was 52,152 ounces during 2009.  The balance of ores mined, being 112,000 tonnes, at a grade of gold of 1.82 gpt, was stockpiled at the Black Fox mine. Gold ounces sold during 2009 were 46,016 ounces.  All gold sold was against the forward sales contracts at a realized price of $875 per ounce.  The total cash cost per ounce of gold for the year was $567.”

Given that we believe the foregoing changes to be immaterial, we propose that we be allowed to incorporate the foregoing changes into future disclosure rather than amending the 2009 10K.  In addition, as we noted on page 16 of the 2009 10K, we expect to report updated estimated mineral reserves at Black Fox for 2010 in the first quarter 2011.  In addition, pursuant to the gold stream agreement between Sandstorm Resources Ltd., and Brigus announced on November 9, 2010, we are required to file an updated Canadian National Instrument 43-101 Technical Report on our Black Fox mineral reserves before December 31, 2010.  We believe that these two near-term developments (i.e., the updated estimated mineral reserves and the updated 43-101 Report) further diminish the meaningfulness of the amendments set forth above.

3.
We note your disclose sample ranges of 1 to 19 grams silver and up to 0.6 grams per tonne gold in this section. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.
•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.
•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.
•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”
•	Eliminate statements containing grade and/or sample-width ranges.
•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
•	Generally, use tables to improve readability of sample and drilling data.
•	Soil samples may be disclosed as a weighted average value over an area.
•	Refrain from reporting single soil sample values.

5565 S. Yosemite Street, Suite 200, Greenwood Village, Colorado 80111 T 720.886.9656  F 720.482.0957 brigusgold.com

•	Convert all ppb quantities to ppm quantities for disclosure.
•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.
Please revise your disclosures to comply with this guidance. Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these concerns.

In response to this comment, the two paragraphs on page 46 of the 2009 10K would be amended as follows:

“A geophysical program was initiated on the property and used to select initial drilling targets. A drilling contractor commenced helicopter supported core drilling in 2008.  On August 14, 2008 we announced the results of the core drilling program on the Puma De Oro exploration target.  Twenty-five core holes were drilled on a north-trending zone targeted for drilling based on Apollo’s geochemical sampling and geologic mapping.  The drill hole results with prominent gold and silver values are shown in table 1.

Table 1:  Selected drill hole gold and silver intercepts from the Puma de Oro target zone.

Drill Hole Name	From-To (1)	Intercept (1)	Gold Assay (2) (3)	Gold Assay (2) (4)	Gold Assay (2) (5)	Silver Assay (2) (3)	Silver Assay (2) (4)	Silver Assay (2) (5)
PDO-08	24.81-26.35	1.54	1.15	1.13			12
PDO-08	28.24-29.78	1.54	0.74	<0.005			0.1
PDO-09	37.47-38.14	0.67	3.60	4.14	4.59		46
PDO-09	38.14-39.22	1.08	1.35	1.64			18
PDO-09	39.56-40.00	0.44	0.68	0.82			11.5
PDO-09	40.00-40.30	0.3	0.66	0.73			15.3
PDO-10	81.86-83.40	1.54	34.41	42.50	44.09		162
PDO-10	83.40-84.73	1.33	0.89	0.52			29.7
PDO-10	90.45-91.06	0.61	0.74	0.08			4.9
PDO-10	105.90-107.44	1.54	1.43	<0.005			0.4
PDO-11	83.50-85.04	1.54	0.81	1.75			24.8
PDO-11	85.04-85.52	0.48	1.08	0.78			7.8
PDO-11	85.52-87.06	1.54	0.62	1.32			19.2
PDO-11	119.07-120.24	1.17	1.26	3.73	3.26		5.3
PDO-12	91.88-93.42	1.54	0.72	<0.005			1.9
PDO-13	81.68-83.21	1.53	4.62	4.71	5.28		64
PDO-13	83.21-83.71	0.5	0.72	0.46			23.7
PDO-14	37.06-38.60	1.54	1.13	0.47			19.1
PDO-15	29.56-30.25	0.69	9.91	9.04	10.49		>200	262.6
PDO-15	32.30-32.72	0.42	16.45	21.60	19.34		>200	340.1
PDO-16	47.74-49.28	1.54	0.60	<0.005		6	<0.1
PDO-16	107.39-107.59	0.2	0.97	0.12			2.1
PDO-16	107.59-108.81	1.22	1.31	0.50			4.2
PDO-16	109.42-110.53	1.11	0.96	0.44			18.5
PDO-17	108.78-109.00	0.22	0.83	<0.005			2.4
PDO-19	24.82-25.85	1.03	1.05	0.69			2.2
PDO-21	40.10-41.40	1.3	0.21	0.54			11.5
PDO-22	33.42-34.40	0.98	0.76	0.07			2.9
PDO-22	54.50-56.04	1.54	0.44	0.55			25.1
PDO-24	47.47-48.31	0.84	0.50	<0.005			0.2
PDO-25	46.64-48.18	1.54	2.23	1.79			2
(1) Meters
(2) Parts per million
(3) MSA - metallic screen assay
(4) FAAA - fire assay atomic absorption
(5) FAGrav - fire assay with gravimetric finish

5565 S. Yosemite Street, Suite 200, Greenwood Village, Colorado 80111 T 720.886.9656  F 720.482.0957 brigusgold.com

 Drilling at a second target, Lobo De Oro, approximately 2 kilometers east of the Puma De Oro zone, tested a large induced polarization (“IP”) geophysical anomaly of 1 kilometer by 3 kilometers that is open in all directions.  Three holes were drilled.  The prominent gold and silver assay results from the three holes are shown in table 2.  The silver and gold value results from the drilling, in combination with the broad IP anomaly, could indicate the potential for both an open pit target in the area as well as deeper underground targets, although future drilling and test work would need to be performed to confirm any such potential.
Table 2. Selected drill hole gold and silver intercepts from the Lobo de Oro target zone.

Drill Hole Name	From-To (1)	Intercept (1)	Gold Assay (2) (3)	Gold Assay (2) (4)	Silver Assay (2) (3)	Silver Assay (2) (4)
LDO-1	99.02-100.56	1.54	0.104	<0.005	5	<0.1
LDO-1	174.45-175.99	1.54	0.033	0.164	4	0.3
LDO-1	177.35-178.89	1.54	0.110	<0.005	3	0.2
LDO-1	200.63-201.30	0.67	0.036	0.109	2	0.4
LDO-1	212.91-214.22	1.31	0.036	0.115	8	<0.1
LDO-1	214.22-214.80	0.58	0.418	<0.005	11	0.1
LDO-1	214.80-216.34	1.54	0.632	<0.005	15	0.1
LDO-1	216.34-217.74	1.4	0.136	<0.005	11	0.2
LDO-1	218.21-219.75	1.54	0.181	0.005	12	0.3
LDO-1	219.75-221.29	1.54	0.121	0.005	10	0.2
LDO-1	227.45-228.99	1.54	0.108	<0.005	9	0.1
LDO-1	238.11-239.65	1.54	0.034	<0.005	17	<0.1
LDO-1	241.19-242.73	1.54	0.034	0.095	11	0.1
LDO-1	245.81-247.35	1.54	0.146	<0.005	5	<0.1
LDO-1	262.54-264.08	1.54	0.035	<0.005	19	0.2
LDO-2	16.80-18.34	1.54	0.148	<0.005	2	0.2
LDO-2	28.10-29.64	1.54	0.037	<0.005	29	0.1
LDO-2	76.82-78.36	1.54	0.037	<0.005	21	0.1
LDO-2	156.14-157.68	1.54	0.104	<0.005	4	0.1
LDO-3	9.24-10.25	1.01	0.366	<0.005	3	0.3
LDO-3	53.04-53.41	0.37	0.120	<0.005	6	0.1
LDO-3	58.26-60.10	1.84	0.035	<0.005	13	0.1
(1) Meters
(2) Parts per million
(3) MSA - metallic screen assay
(4) FAAA - fire assay atomic absorption

5565 S. Yosemite Street, Suite 200, Greenwood Village, Colorado 80111 T 720.886.9656  F 720.482.0957 brigusgold.com

In May 2009, we completed an NI 43-101 compliant Exploration Report for the Huizopa project which describes the property and drill results in detail.  This NI 43-101 does not contain any resources and reserves.”

As was the case with Comment #2 above, we believe the foregoing changes to be immaterial and therefore propose that we be allowed to incorporate the foregoing changes into future disclosure rather than amending the 2009 10K.

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (720) 886-9656.  We respectfully request the opportunity to discuss our responses further with the staff if, following your review of the information and responses we have provided, you do not concur with our views.

Sincerely, /s/ Melvyn Williams Melvyn Williams, Chief Financial Officer and Senior Vice President - Finance and Corporate Development

5565 S. Yosemite Street, Suite 200, Greenwood Village, Colorado 80111 T 720.886.9656  F 720.482.0957 brigusgold.com